August 12, 2005

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Essential Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 30, 2005
File No. 000-32601

Dear Mr. Rosenberg:

We have considered the comments of the Staff contained in the letter dated August 2, 2005 relating to Essential Group, Inc.’s (the “Company”) Form 10-K and have the following responses. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

1. Lines of Business, page F-7

1.	In preparing the Company’s consolidated financial statements, we carefully reviewed SFAS 131 and the applicability of Segment Reporting for Lines of Business. Our analysis, interpretation and conclusions are summarized below with regard to your specific points of inquiry. Additionally, our analysis and conclusions were discussed with our auditors, Grant Thornton LLP, as part of their independent audit and review of our consolidated financial statements.

Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise a) that engages in business activities from which it may earn revenues and incur expenses, b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and c) for which discrete financial information is available.

1325 Tri-State Parkway • Suite 300 • Gurnee, IL 60031

847.855.7676 • Fax 847.855.9676 • www.essentialgroupinc.com

Jim B. Rosenberg

August 12, 2005

Also, Paragraph 14 of SFAS 131 specifies that, generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title. The chief operating decision maker also may be the segment manager for certain operating segments. A single manager may be the segment manager for more than one operating segment.

As noted in the Company’s Form 10-K for the year ended December 31, 2004, the Company provides site management services, patient recruitment services and contract research organization services. All of these services are provided to a homogeneous client base, including pharmaceutical, biotechnology, nutritional and device companies and are marketed and branded as AmericasDoctor site management services, Essential Patient Recruitment services and Essential CRO services. Each of these services are not distinct businesses. The distinction in brand names is related to the scope and breadth of services contracted and provided.

In addition, the Company does not have a segment manager responsible for the entire operating activities, financial results, forecast and update of plans for any one or two of these services on a stand alone basis. The executive management team, consisting of the CEO, Executive Vice President and CFO and Executive Vice President, collectively make business decisions that affect all of these services.

With regard to discrete financial information, the Company does not have discrete financial information available for these services on a stand alone basis at the operating income level. The Company can estimate results where direct expenses can be tied to a particular service; however there is no current ability to separate shared services for accurate financial presentation of any one service on a standalone basis.

Accordingly, because the Company does not have multiple operating segments, Paragraph 17 of SFAS 131, relating to aggregation criteria, is not applicable.

Finally, SFAS 131 provides guidance with regard to information about products and services. Paragraph 37 specifically states that “An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” Based on the Lines of Business response above, the Company believes that site management services, patient recruitment services

Jim B. Rosenberg

August 12, 2005

and CRO services are properly categorized as a single group of similar services, thus complying with Paragraph 37 related to the disclosure of external revenues for similar services.

For all of the reasons specified above, the Company believes that its 2004 consolidated financial statements appropriately addressed and complied with the requirements of SFAS 131.

We believe the use of the terminology “business services” and “services branded as AmericasDoctor site management services, Essential Patient Recruitment services and Essential CRO services” will provide clarification on how the Company’s lines of services are viewed and would be more appropriate for disclosure purposes. We have already made certain changes in the first quarter Form 10-Q and propose that we use this terminology prospectively in future filings.

3. Summary of Significant Account Policies, page F-9

Revenue Recognition, page F-10

2.	SAB 104, which specifically answers questions to SAB 101 topic 13 entitled “Revenue Recognition”, describes four criteria in determining revenue realization. The four criteria are as follows:

1. Persuasive evidence of an arrangement exists,

2. Delivery has occurred or services have been rendered,

3. The seller’s price to the buyer is fixed or determinable, and

4. Collectibility is reasonably assured.

The Company is considered a pharmaceutical services company and provides services across the majority of functions for clinical development, including arranging for services provided by experienced clinical investigative sites. The Company recognizes revenue for all three business services as services are provided. For each of the services listed, the Company contracts with the study sponsors (pharmaceutical and biotech companies and clinical research organizations) to perform clinical research and/or patient recruitment services for a clinical trial study.

The Company’s contracts with study sponsors specify amounts to be paid for each procedure performed. These procedures are performed at the investigator sites in connection with a patient visit. Accordingly, a patient visit represents the provision of services for which the Company is entitled to receive payments. In future filings (as was done in the recently filed Form 10-Q for the June 30, 2005 period), the Company will modify its disclosure to make clear that services are rendered in connection with each patient visit.

Jim B. Rosenberg

August 12, 2005

In other contracts with the Company’s customers, the Company enters into contractual relationships, whereby the contracts specifically identify multiple services that can be provided and billed on a stand alone basis, including specific prices for particular services performed. Each element of a typical contract is earned separately as provided for in each unique contract. As the Company performs under the contract and provides the specified services, revenue is recognized based on hours worked or milestones achieved depending on the service provided.

The Company’s three services meet the four criteria outlined in SAB 104.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response is satisfactory. If you have further questions or comments, please contact the undersigned at (847) 855-7507.

Sincerely,

/s/ Dennis N. Cavender
Dennis N. Cavender Executive Vice President, Chief Financial Officer and Secretary

cc:	Tabatha Akins
Oscar Young
Timothy J. Melton